[LOGO]

                                                        February 26, 2004


--------------------------------------------------------------------------------
                     EXCELLENT OPERATING PERFORMANCE IN 2003


                 UNDERLYING EARNINGS: UP 21% TO EURO 2.0 BILLION
                        (+30% AT CONSTANT EXCHANGE RATES)

                  ADJUSTED EARNINGS: UP 7% TO EURO 1.4 BILLION
                        (+15% AT CONSTANT EXCHANGE RATES)

                      NET INCOME: UP 6% TO EURO 1.0 BILLION
                          (+3% ON A PER SHARE BASIS(1))
--------------------------------------------------------------------------------

AXA's key businesses recorded very strong operating performances while maintaining their growth potential

     o Property & Casualty combined ratio strongly improved by 4.0 points on a comparable basis to 101.4%, ahead of the 103.3% target

     o A successful turn-around in International Insurance with underlying earnings up Euro 219 million to Euro 141 million in 2003

     o Incremental cost savings(2) of Euro 269 million were achieved in 2003, for a total of Euro 1,235 million in savings since October 2001

     o Assets under management were up 4% to Euro 775 billion at year-end 2003, or +17% on a constant exchange rate basis, benefiting from strong net inflows of Euro 20 billion, as well as market appreciation

     o Separate account assets increased 12% to Euro 101 billion, up 25% at constant exchange rates, signaling a return to favor of unit-linked products

     o Life & Savings New Business Contribution improved by 4% to Euro 675 million, or +16% at constant exchange rates, while Embedded Value increased 2% to Euro 16.31 per share, or +11% at constant exchange rates


Proposed dividend of Euro 0.38 per share represents a 12% increase versus Euro
0.34 per share last year.

--------------------------------------------------------------------------------
Note: Non-GAAP(3) measures such as underlying earnings and adjusted earnings are reconciled to net income on page 2 and defined in the notes on page 12. This release is based on audited 2003 results.
--------------------------------------------------------------------------------


(1) Fully diluted including dilution related to the ORANs (Obligations Remboursables en Actions ou en Numeraire i.e. bonds redeemable either in shares or in cash) issued to finance the proposed acquisition of MONY

(2) On an economic basis (non-commission expenses, excluding asset managers, adjusted for change in scope and currency, IT capitalization/amortization, pension funds and one-off expenses).

(3) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks. Adjusted earnings represent net income before the impact of exceptional operations and goodwill amortization. Adjusted and underlying earnings are non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA's financial performance.



---------------------------------Be Life Confident-----------------------------1

    Euro million,                                                                                       Change at constant
    except per share amounts                               2003         2002        Change                 exchange rates
                                                     ---------------------------------------------------------------------
    UNDERLYING EARNINGS                                    2,035        1,687         + 21%                         + 30%
    ----------------------------------------------------------------------------------------------------------------------
    September 11, 2001 impact                                 --         (89)
    Net capital gains                                      (585)        (240)
    ----------------------------------------------------------------------------------------------------------------------
    ADJUSTED EARNINGS                                      1,450        1,357          + 7%                         + 15%
    ----------------------------------------------------------------------------------------------------------------------
    Goodwill amortization                                  (593)        (643)
    Exceptional operations                                   148          235
    ----------------------------------------------------------------------------------------------------------------------
    NET INCOME, GROUP SHARE                                1,005          949          + 6%                         + 18%
    ----------------------------------------------------------------------------------------------------------------------
    NET INCOME PER FULLY DILUTED SHARE                      0.56         0.55          + 3%                         + 15%
    ----------------------------------------------------------------------------------------------------------------------


"For the fifth consecutive year, AXA has delivered an improvement in underlying earnings, increasing 21% to Euro 2,035 million from 2002. This excellent performance was clearly demonstrated by the ahead of target Property & Casualty combined ratio at 101.4%, the more disciplined and now profitable International Insurance segment, and strong inflows into our Asset Management and Life & Savings businesses, particularly unit-linked assets. Partially balancing these results were the strong appreciation of the Euro and isolated 2003 challenges. Above all, this performance demonstrates the strength of having a global and diversified presence which reduces earnings volatility while not impairing our growth potential" said Henri de Castries, AXA Group Chief Executive Officer.

"We are making strong progress in our efforts of developing an enterprise-wide culture of operational efficiency as evidenced by the progression in our underlying earnings. Looking ahead, our Financial Protection business is poised for continued growth as we build momentum organically, while also remaining opportunistic for external expansion in markets where we already have strong platforms in place."


NET INCOME, GROUP SHARE
Net income in 2003 increased 6% to Euro 1,005 million from Euro 949 million in 2002.

o Goodwill amortization declined Euro 50 million to Euro 593 million in 2003, mainly driven by exchange rate movements.
o 2003 net income included Euro 148 million related to exceptional operations, of which primarily:
     - Euro 63 million from the sale of non-core operations, including Austria/Hungary subsidiaries, Auxifina in Belgium and Members' Equity in Australia
     - Euro 66 million net non-recurring profit following a review of tax positions related to periods prior to the 1991 acquisition of a majority ownership in The Equitable Inc. (renamed AXA Financial in
          1999).


ADJUSTED EARNINGS
Adjusted earnings for 2003 were Euro 1,450 million compared to Euro 1,357 million in 2002. This 7% increase was due to a 21% increase in underlying earnings to Euro 2,035 million and the non-repeat of a first-half 2002 adjustment on claims reserve associated with September 11, 2001 terrorist attacks (Euro 89 million net), partially offset by a Euro 345 million deterioration in net capital losses attributable to shareholders.


---------------------------------Be Life Confident-----------------------------2

NET CAPITAL GAINS/LOSSES ATTRIBUTABLE TO SHAREHOLDERS
Net capital losses attributable to shareholders were Euro -585 million in 2003 (Euro -919 million gross), compared to Euro -240 million in 2002 (Euro -469 million gross). In 2003, net capital losses included Euro -1,048 million, net Group share (Euro -1,982 million, gross), of valuation allowances for impairment on equity securities, versus Euro -614 million in 2002 (Euro -912 million, gross) partially due to the change in impairment threshold(4)from 30% to 20%. Net capital losses in 2003 also included valuation allowances on bonds, which were more than offset by net realized capital gains, most of which on the exchange of Credit Lyonnais for cash and Credit Agricole shares (Euro 442 million gain net).

UNDERLYING EARNINGS
Underlying earnings increased by 21% to 2,035 million from Euro 1,687 million, due to continued organic growth, a steady focus on operating efficiency and an improved global economy in 2003. Strong improvements in Property & Casualty and International Insurance have been the key drivers for 2003 growth, while the Life & Savings and Asset Management segments were impacted by currency effects and challenges in the U.K. and at Alliance Capital. At constant exchange rates, underlying earnings increased by 30%.


                                                                                                                 Change on
    Euro million                                       2003           2002             Change          comparable basis(5)
                                             -----------------------------------------------------------------------------
    Life & Savings                                    1,301          1,636          - 20%                            - 7%
    Property & Casualty                                 753            226         + 233%                          + 140%
    Asset Management                                    146            258          - 43%                           - 36%
    International Insurance                             141           (78)             --                              --
    Other Financial Services                            112            133          - 16%                           - 16%
    Holdings                                          (419)          (488)             --                              --
    ----------------------------------------------------------------------------------------------------------------------
    TOTAL UNDERLYING EARNINGS                         2,035          1,687          + 21%                           + 30%
    ----------------------------------------------------------------------------------------------------------------------

LIFE & SAVINGS underlying earnings decreased by Euro 335 million to Euro 1,301 million, primarily due to the appreciation of the Euro versus other currencies, partially mitigated by improving business fundamentals. On a comparable basis, underlying earnings decreased by 7%, as the overall life operational margin improvement was more than offset by an increase in tax, primarily driven by 2002 non-recurring tax benefits in the U.S. and the U.K.

Investment margin results, excluding pre-tax capital gains/losses attributable to shareholders, were Euro 1,940 million, down 3% at constant exchange rates, due to slightly lower fixed income yields partly offset by lower crediting rates paid to policyholders.

Fees and revenues were Euro 4,017 million, up 4% at constant exchange rates, due to higher sales and average assets under management in all major countries. The main contributor to this growth was the U.S. (+10%) due to significant growth in Variable Annuities. France and Japan also contributed to this increase, adding Euro 35 million and Euro 32 million, respectively, to their fees and revenues.

Technical margin was Euro 815 million, improving by 40% at constant exchange rates, mostly due to the United States and Japan. The United States was positively affected by the non-repeat


-------------

(4) Reflecting the application of CNC (Conseil National de la Comptabilite) regulation in the context of normal markets in 2003.
(5) Adjusted for currency and inter-segment transfer of U.K. Health from Life & Savings to Property & Casualty.


---------------------------------Be Life Confident-----------------------------3
of 2002 initial reserves for mortality and income benefit risks on annuity products with Guaranteed Minimum Death and Income Benefits (Euro 150 million, gross of tax), as well as the improvement in the financial markets in 2003 (Euro 60 million gross of tax). As anticipated Japan benefited from higher surrenders and conversions of individual life and annuity products (Euro 126 million), while 2002 registered losses resulting from anticipated conversions of customers from its Medical Term product (Euro 83 million). These strong improvements were partially offset by U.K. reserve additions (Euro 218 million), primarily related to a review of mortality and morbidity experience and model refinements, as well as changes in the valuation of unit liabilities.

Expenses increased 4% at constant exchange rates to Euro 4,895 million, as the overall Group cost saving efforts were offset by higher commissions resulting from growing new business, as well as higher pension costs of approximately Euro 129 million, primarily in the U.S. and the U.K.

Income tax expense increased in 2003 due to higher pre-tax income and non-recurring 2002 tax benefits including: the favorable treatment of certain tax matters related to Separate Account investment activity in the U.S. (Euro 152 million) and from the release of the deferred tax liability initially recorded in the U.K. on the Inherited Estate distribution (Euro 111 million).


PROPERTY & CASUALTY underlying earnings were Euro 753 million, an increase of more than 140% on a comparable basis from Euro 226 million in 2002, owing to a
4.0 point improvement in the combined ratio to 101.4% from 105.4% in 2002, also on a comparable basis(6).

Continued cost efficiency efforts and higher premium volumes improved the expense ratio by 0.2 points on a comparable basis(5) to 27.2%. The current accident year loss ratio improved by 3.2 points to 75.8% and the all accident years loss ratio improved 3.8 points to 74.3% on a comparable basis(6). The improved loss ratio resulted from tariff increases, lower reinsurance costs, lower claims management costs, stricter underwriting and a lower level of weather-related losses in 2003.

The reserves to earned premiums ratio remained very strong at 193% as of year-end 2003 versus 196% at end 2002 on a comparable basis(6). The expected decrease in the ratio was due to premium increases and lower current year losses. On the contrary, the net claims reserves to net claims paid ratio increased by 17 points to 256% on a comparable basis(6), premium increases and lower current year losses having a mechanical opposite impact on this ratio.


ASSET MANAGEMENT underlying earnings were Euro 146 million, down Euro 112 million (Euro -92 million at constant exchange rates) from 2002. Underlying earnings were negatively impacted by a Euro 104 million (net group share) charge for mutual fund matters and legal proceedings at Alliance Capital. Assets Under Management (AUM) at Alliance Capital and AXA Investment Managers increased 5% from year-end 2002 to Euro 668 billion, benefiting from positive net inflows (Euro 20 billion) and equity market appreciation (Euro 90 billion), partially offset by adverse exchange rates' evolution (Euro -79 billion). At constant exchange rates, AUM increased 17%.

Alliance's underlying earnings were Euro 70 million, a decrease of Euro 125 million (Euro 111 million at constant exchange rates) due to the charge for mutual fund matters and the impact of




-------------------

(6) Adjusted for the inter-segment transfer of U.K. Health from Life & Savings to Property & Casualty.


---------------------------------Be Life Confident-----------------------------4
exchange rates. Excluding this charge, the cost income ratio remained flat at 70.9%, sequentially improving throughout the year.

AXA Investment Managers (AXA IM) underlying earnings increased by 20% to Euro 76 million, resulting from improved expense management and higher management fees on increased average AUM. On a constant exchange rate basis, underlying earnings increased by Euro 19 million, or 29%. AXA IM's cost income ratio improved by 2 points to 79.6%.

INTERNATIONAL INSURANCE underlying earnings increased by Euro 219 million to Euro 141 million from a loss of Euro 78 million in 2002, mainly driven by an improved non-life technical result as a result of underwriting discipline and expense management.

AXA RE's underlying earnings increased by Euro 90 million to Euro 108 million in 2003. Lower cost of covers and major losses supported the results through improved technical margins. AXA RE's P&C Reinsurance combined ratio improved by
11.3 points to 98.2%, while a change in underlying assumptions in the Life business (Euro -83 million) limited the improvement in the overall combined ratio to 103.4%.

AXA Corporate Solutions Assurance underlying earnings increased by Euro 115 million to Euro 31 million in 2003, primarily due to better technical results achieved through stricter underwriting and restructuring of the U.K. portfolio. AXA CS Assurance's all accident years loss ratio improved 6.4 points to 89.9%, which, in conjunction with lower expenses, contributed to the 6.8 points improvement in the combined ratio to 102.3%.

OTHER FINANCIAL SERVICES underlying earnings declined by Euro 21 million to Euro 112 million in 2003, mainly attributable to Banque Directe integration costs with AXA Banque.

HOLDINGS underlying earnings improved to Euro -419 million from Euro -488 million last year, mainly driven by lower interest and tax costs on foreign holdings, partially offset by an increase in AXA SA financial charges due, in part, to a shift from variable rate funding to fixed rates in order to protect future financial charges.


EMBEDDED VALUE AND NEW BUSINESS CONTRIBUTION
2003 Embedded Value ("EV"), at Euro 29,008 million, was up 3%, or 12% at constant exchange rates, from 2002. On a constant exchange rate basis, EV per share increased by Euro 1.79 (11%), in addition to a dividend of Euro 0.34 per share paid in 2003.

Euro million                                                                                           Change at constant
                                                         2003        2002        Change                   exchange rates
                                                    ---------------------------------------------------------------------
ANAV (Adjusted Net Asset Value)                          12,816      11,566         + 11%                          + 20%
Life PVFP (Present Value of Future Profits)              16,192      16,513           -2%                           + 7%
-------------------------------------------------------------------------------------------------------------------------
EV                                                       29,008      28,079          + 3%                          + 12%
-------------------------------------------------------------------------------------------------------------------------
EV/share                                                  16.31       15.93          + 2%                          + 11%
-------------------------------------------------------------------------------------------------------------------------
Life New Business Contribution(7)                           675         648          + 4%                          + 16%
-------------------------------------------------------------------------------------------------------------------------
Life New Business APE(8) premiums(7)                      4,433       4,470          - 1%                           + 9%
-------------------------------------------------------------------------------------------------------------------------
Life New Business margin                                  15.2%       14.5%       + 0.7pt                        +1.0 pt
-------------------------------------------------------------------------------------------------------------------------

-------------------
(7) Starting in 2003, New Business contributions and APE premiums are converted in Euro using average exchange rates over the year instead of year-end exchange rates. 2002 numbers have been restated accordingly.
(8) Annual Premium Equivalent ("APE") represents 100% of regular premiums plus 10% of single premiums.


---------------------------------Be Life Confident-----------------------------5

Explicit allowance for the cost of equity-based product guarantees in the life business has been made using stochastic projections on a realistic basis.

ANAV increased by 11%, or +20% on a constant exchange rate basis, primarily driven by 2003 earnings as well as higher unrealized capital gains on invested assets.
Adjustments have been made to the ANAV to reflect the Life pension plans' funding status (Euro -915 million after tax impact) and to write off the accounting asset related to Non-Life pension plans (Euro -543 million after tax impact).

Life PVFP declined by 2%, but was up 7% at constant exchange rates, as new business PVFP, more favorable markets and incremental expense savings in 2003 offset the negative impact of changes in future year assumptions, mainly reduced Continental Europe and Japan's investment yields and refined expense allocation between inforce and new business in the U.K.

Life New Business Contribution ("NBC") increased by 4% or 16% at constant exchange rates. The rise was driven by a 68% increase in the U.S. and double digit increases in Germany, Hong Kong and Australia, which offset decreases in other countries, primarily the U.K., due to lower volumes and unfavorable changes in product mix. The U.S., Germany, and Hong Kong benefited from a strong volume effect, while Australia benefited from a more favorable product mix.

Life New Business margin increased to 15.2%, owing to strong improvements in the U.S., due to higher volumes and stable core product margins, and in Hong Kong, as a result of increasing sales of higher margin products. Despite its focus on inforce conversions, Japan managed to slightly improve the new business margin of its "Key 6 products".


CAPITAL STRUCTURE
AXA's gearing (total debt to equity ratio) was 45%, down one point from year-end 2002(9). Debt has been reduced by Euro 0.6 billion since December 31, 2002.

As of December 31, 2003, gross unrealized capital gains on investments, excluding Alliance Capital, were Euro 11.4 billion (Euro 7.0 billion in 2002) including:
o Gross unrealized capital gains on fixed income securities(10): Euro 9.2 billion (Euro 9.5 billion in 2002)

o    Gross unrealized capital gains on equity investments and real estate: Euro
     2.2 billion (Euro -2.5 billion in 2002)
Excluding Alliance Capital, net unrealized gains attributable to shareholders were Euro 3.7 billion as of December 31, 2003, vs. Euro 1.6 billion in 2002.


AXA's European consolidated solvency margin was 212%(11) based on December 31, 2003 estimates, unchanged from June 30, 2003 and significantly improving compared to the 172% at year-end 2002. If Solvency I rules, which are deemed to be effective as of January 1, 2004, were applied, AXA's European consolidated solvency margin would be 205% based on December 31, 2003 estimates.



------------


(9) Excluding Euro 1.4 billion from the ORANs (Obligations Remboursables en Actions ou en Numeraire i.e., bonds redeemable either in shares or in cash) issued to fiance the proposed acquisition of MONY. As of December 31, 2003 the proceeds were entirely included in the cash position.
(10) Including fixed income mutual funds, and mortgage, policy and other loans.
(11) Includes a limited fraction of future profits.





---------------------------------Be Life Confident-----------------------------6

OUTLOOK FOR 2004
The economic recovery, mainly in the U.S., with positive signs in Europe and to a lesser extent in Japan, should enhance Life & Savings growth potential. This, combined with improving levels of assets under management and policyholders returning progressively to equity-linked products, should benefit Life & Savings and Asset Management earnings in 2004.

In Property & Casualty and International Insurance, continued strict underwriting, along with moderate rate increases in most territories and further efficiency gains, should continue to deliver an improvement in technical results, barring any major catastrophic losses. On this basis, the Property & Casualty combined ratio target has been reset to a range of 98% to 102%, depending on the cycle.

An increasing focus on organic growth, coupled with a close monitoring of our general expenses and a continued attention to operating efficiency, should enable the Group to maintain the positive trend experienced in 2003.




---------------------------------Be Life Confident-----------------------------7

INFORMATION ABOUT THE RESULTS' PRESENTATIONS

Members of AXA's senior management will discuss these results at conferences in :

o    PARIS, FEBRUARY 26
     The conference will be accessible through a live Webcast and a conference call. The Webcast will begin at 3 pm in Paris (9 am in New York, 2 pm in London). A slide presentation will accompany the event. Go to http://www.axa.com/default1.asp 10-15 minutes prior to the event to join the Webcast or to obtain investor material.
     The conference call access numbers are :
     Europe :     + 44.207.162.0189
     U.S. :       + 1.334.420.4950
     Replay numbers are +44.208.288.4459 for Europe and +1.334.323.6222 for the U.S. Access code: 200412

o    LONDON, FEBRUARY 27
     The conference will be accessible through a conference call in listen-only mode. The conference will begin at 9 am in London (4 am in New York, 10 am in Paris). The access numbers are :
     Europe:      + 33.1.72.26.06.12 or + 44.161.601.89.18
     U.S.:        + 1.866.793.4280
     Replay numbers are +33.1.72.28.01.49 or +44.207.075.32.14 for Europe and
     +1.866.828.2261 for the U.S.  Access code :  147407


ABOUT AXA
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 775 billion in assets under management as of December 31, 2003, and reported total revenues of Euro 72 billion and underlying earnings of Euro 2,035 million for 2003. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

     This press release is available on the AXA Group web site: www.axa.com


INVESTOR RELATIONS:                                   MEDIA RELATIONS:
------------------                                    ----------------
Matthieu Andre :                 +33.1.40.75.46.85    Christophe Dufraux :    +33.1.40.75.46.74
Caroline Portel :                +33.1.40.75.49.84    Clara Rodrigo :         +33.1.40.75.47.22
Laetitia de Charentenay :        +33.1.40.75.56.07    Rebecca Le Rouzic :     +33.1.40.75.97.35
Kevin Molloy:                    +1.212.314.2893      Jeff Tolvin :           +1.212.314.3740


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.




---------------------------------Be Life Confident-----------------------------8

                             I-CONSOLIDATED REVENUES
                        Net of inter-company eliminations

                                                                                                      Change on a
                                                                                                       comparable
Euro million                                             FY 2003        FY 2002         Change           basis(a)
                                                  ----------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
TOTAL                                                     71,628         74,727         - 4.1%              +5.3%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                            46,799         48,586          -3.7%              +8.5%
     United States                                        13,732         12,726         + 7.9%            + 29.1%
     France                                               10,882         10,423         + 4.4%             + 4.4%
     Japan                                                 6,078          6,428         - 5.4%             + 6.2%
     United Kingdom (b)                                    5,831          8,362        - 30.3%            - 11.2%
     Germany                                               3,428          3,140         + 9.2%             + 9.2%
     Belgium                                               2,050          1,629        + 25.9%            + 25.9%
     Other countries                                       4,798          5,877        - 18.4%             - 8.8%
of which Australia / New Zealand (c)                       1 697          2,018        - 15.9%             - 0.9%
of which  Hong-Kong                                          791            936        - 15.6%             + 0.7%
------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                                       17,098         15,948         + 7.2%             + 4.0%
     France                                                4,640          4,383         + 5.9%             + 5.9%
     United Kingdom(b)                                     3,664          2,749        + 33.2%             + 3.6%
     Germany                                               2,847          2,843         + 0.1%             - 0.5%
     Belgium                                               1,405          1,395         + 0.7%             + 0.7%
     Other countries                                       4,543          4,577         - 0.7%             + 6.4%
------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                                           2,922          3,411        - 14.3%             - 0.3%
     Alliance Capital                                      2,311          2,778        - 16.8%             - 0.4%
     AXA Investment Managers                                 611            633         - 3.4%             + 0.5%
------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                                    3,972          5,762         -31.1%             -10.9%
     AXA RE                                                1,913          3,472        - 44.9%            - 17.7%
     AXA CS Assurance                                      1,550          1,762        - 12.1%             - 3.9%
     Other International                                     509            527         - 3.4%             + 2.6%
------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                                     836          1,020         -18.0%             -19.2%
------------------------------------------------------------------------------------------------------------------

--------------------

(a)  Adjusted for changes in scope, accounting methods and currency.
(b) On January 1, 2003, U.K. Health activities were reclassified from Life & Savings to Property & Casualty. U.K. Health revenues were Euro 1,035 million in 2003, stable on a comparable basis from Euro 1,139 million in 2002.
(c) AXA Australia Health activities were sold in August 2002. They contributed Euro 326 million to 2002 revenues.




---------------------------------Be Life Confident-----------------------------9

                            II-CONSOLIDATED EARNINGS
                       AFTER TAXES AND MINORITY INTERESTS


Euro million, except EPS in Euro                                    Adjusted earnings                 Net Income
                                                                FY 2003         FY 2002        FY 2003        FY 2002
                                                         -------------------------------------------------------------

Life & Savings                                                      898           1,367            671          1,063
Property & Casualty                                                 519              93            448           (19)
Asset Management                                                    148             258           (24)            218
International Insurance                                             147           (149)            142          (176)
Other Financial Services                                            126             133            138            119
Holdings                                                          (388)           (344)          (371)          (257)
----------------------------------------------------------------------------------------------------------------------
TOTAL                                                             1,450           1,357          1,005            949
----------------------------------------------------------------------------------------------------------------------
DILUTED EPS                                                        0.81            0.78           0.56           0.55
----------------------------------------------------------------------------------------------------------------------

                                                                                                        Change on comparable
Euro million                                                    FY 2003         FY 2002         Change              basis(a)
                                                         --------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TOTAL Underlying earnings                                         2,035           1,687          + 21%                 + 30%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                                    1,301           1,636          - 20%                  - 7%
     United States                                                  575             680          - 15%                  + 1%
     France                                                         364             355           + 3%                  + 3%
     United Kingdom(b)                                             (27)             381             --                    --
     Japan                                                           52            (45)             --                    --
     Germany                                                         19               6         + 212%                + 212%
     Belgium                                                         94              55          + 70%                 + 70%
     Other Countries                                                224             204          + 10%                 + 18%
of which Australia / New Zealand(c)                                  41              65          - 37%                 - 37%
of which Hong-Kong                                                   86              95           - 9%                  + 8%
-----------------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                                                 753             226         + 233%                + 140%
     France                                                         216             188          + 15%                  +15%
     Germany                                                         60              18         + 233%                 +233%
     United Kingdom(b)                                               71           (149)             --                    --
     Belgium                                                        143              58         + 145%                + 145%
     Other Countries                                                264             111         + 139%                + 141%
-----------------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                                                    146             258          - 43%                 - 36%
     Alliance Capital                                                70             194          - 64%                 - 57%
     AXA Investment Managers                                         76              64          + 20%                 + 29%
-----------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                                             141            (78)             --                    --
     AXA RE                                                         108              17             --                    --
     AXA CS Assurance                                                31            (84)             --                    --
     Other International                                              2            (11)             --                    --
-----------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                                            112             133          - 16%                 - 16%
-----------------------------------------------------------------------------------------------------------------------------
HOLDING COMPANIES                                                 (419)           (488)             --                    --
-----------------------------------------------------------------------------------------------------------------------------

(a) Adjusted for currency changes and for transfer of U.K. Health from Life & Savings to Property & Casualty.
(b) Starting January 1, 2003, the U.K. Health activities are reclassified from Life & Savings to Property & Casualty. U.K. Health underlying earnings were Euro 90 million in 2003 and Euro 91 million in 2002
(c) AXA Australia Health activities were sold in August 2002. They contributed Euro 9 million to 2002 underlying earnings.

---------------------------------Be Life Confident----------------------------10

                             III-UNDERLYING EARNINGS
                       AFTER TAXES AND MINORITY INTERESTS


                                                        Goodwill                                     Net Capital Gains
       Consolidated Earnings             Net income    amortization       One-off                     attributable to   Underlying
         (in euro million)              Group Share    Group Share      Group Share  Adjusted Earnings  shareholders     Earnings
                                        2003   2002    2003     2002   2003     2002   2003    2002     2003   2002    2003   2002
----------------------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                          671    1063    (299)   (303)     72       0     898    1367    (403)   (269)   1301   1636
France                                  422     429      (3)     (3)                    425     432      61      77     364    355
United States                           433     370    (164)   (150)     66             530     520     (45)   (160)    575    680
United Kingdom (excluding Health         (4)    293     (47)    (56)                     43     348      70     (33)    (27)   381
in 2003)
  of which United Kingdom (Health)               52              (7)                             59             (33)            91
Japan                                  (275)   (102)    (51)    (57)                   (224)    (45)   (276)      0      52    (45)
Germany                                 (33)     (3)     (3)     (3)     (5)            (26)     (0)    (44)     (6)     19      6
Belgium                                 (60)      2      (6)     (6)                    (55)      8    (149)    (47)     94     55
Other countries                         189      75     (26)    (29)     12             204     104     (20)   (100)    224    204
-----------------------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                     448     (19)   (114)   (111)     43       0     519      93    (234)   (133)    753    226
France                                  258     229      (8)     (8)                    266     237      50      49     216    188
Germany                                (154)    (50)    (14)    (22)     43            (183)    (28)   (243)    (46)     60     18
Belgium                                 100     (47)    (18)    (18)                    118     (29)    (25)    (88)    143     58
United Kingdom (including health        (28)   (220)    (37)    (24)                      9    (196)    (62)    (47)     71   (149)
in 2003)
     of which United Kingdom (Health)    70              (7)                             77             (12)             90
Other countries                         271      70     (38)    (39)                    309     109      45      (1)    264    111
-----------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                 142    (176)     (5)    (27)      0       0     147    (149)      6      18     141    (78)
AXA RE                                  142     (41)     (5)    (26)                    146     (14)     38      58     108     17
AXA Corporate Solutions Assurance        (5)   (123)      0       0                      (5)   (123)    (36)    (39)     31    (84)
Others                                    5     (12)     (0)     (0)                      6     (11)      3      (0)      2    (11)
-----------------------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                        (24)    218    (172)   (188)      0     148     148     258       2      (0)    146    258
Alliance Capital                        (89)    167    (161)   (176)            148      72     195       2       1      70    194
AXA Investment Managers                  65      51     (10)    (12)                     76      63      (1)     (1)     76     64
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                138     119      (3)    (14)     15       0     126     133      14       0     112    133
-----------------------------------------------------------------------------------------------------------------------------------
HOLDINGS                               (371)   (257)      0       0      17      87    (388)   (344)     31     144    (419)  (488)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  1005     949    (593)   (643)    148     235    1450    1357    (585)   (240)   2035   1687


---------------------------------Be Life Confident----------------------------11